CRH

File No. 0-17630

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

Interim Results for the six months ended 30th June 2002

CRH public limited company
Belgard Castle, Clondalkin,
Dublin 22, Ireland.

Indicate by check mark whether the registrant files
or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby
furnishing the information to the Commission pursuant
to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X

If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82-____.

CRH plc
The International Building Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 3rd September 2002

By: ______________
M.P. Lee

CRH plc
The International Building
Materials Group

Registered Office
42 Fitzwilliam Square
Dublin 2
Ireland
—
TELEPHONE
+353.1.634 4340
FAX
+353.1.676 5013
E-MAIL
crh@42.crh.com
WEBSITE
www.crh.com

SPECIMEN

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CRH public limited company
(Registrant)

Date: 3rd September 2002

By: /s/M.P. Lee
M.P. Lee
General Manager – Finance

2002 INTERIM RESULTS

Six months ended 30th June 2002

	2002 euro m	2001 euro m	% change
• **Sales**	**4,801**	4,496	**+7%**
• **Operating profit ***	**295**	296	**-**
• **Profit before tax**	**196**	186	**+5%**
	euro cent	**euro cent**	
• **Earnings per share - before goodwill amortisation**	**33.51**	32.95	**+2%**
• **Earnings per share - after goodwill amortisation**	**26.78**	27.36	**-2%**
• **Cash earnings per share**	**76.59**	75.79	**+1%**
• **Dividend**	**7.43**	6.75	**+10%**

** Operating profit including share of joint ventures but before goodwill amortisation and profit on disposal of fixed assets.*

- Operating profit in the **Republic of Ireland** fell by 8% to euro 60.4 million against a background of a c.10% decline in overall construction activity compared with the first half of last year. Despite volume declines in most products, price improvements and production / supply efficiencies in our cement operations helped maintain margins.
- In **Britain and Northern Ireland,** operating profits fell by 15% to euro 29.5 million, with phased price increases during the period not sufficient to offset higher energy costs for our brick operations, and weaker activity in all sectors in Northern Ireland.
- In **Mainland Europe**, overall operating profits increased by 24% to euro 93.6 million. The results benefited from the incremental impact of inclusion of results from acquisitions and investments, while underlying operations recorded slightly lower profits against a background of weak demand and increased competition in many of our major markets.
- Operating profit in **The Americas** declined by 7% to euro 111.3 million. The impact on the Materials Division of unseasonably wet weather in May and early June, and the continued market weakness affecting our Precast Group, were only partly offset by strong starts to the year by the Architectural Products, Glass and Distribution Groups.
- Development activity continued with euro 607 million spent on 20 acquisitions.

Liam O'Mahony, Chief Executive, said today:

"We believe these results demonstrate clearly the merits of our balanced spread of operations across both geographical regions and construction sectors. Conditions in many of our markets are tougher than in recent years and the weaker US Dollar will have an impact for the year as a whole. We continue our determined internal emphasis on cost efficiency, overhead reduction and cash flow generation. We are confident that these efforts, combined with contributions from 2001 and 2002 acquisitions and normal second half weather patterns, will lead to a year of further progress in 2002."

Announced Tuesday, 3rd September 2002

CONTACT
+353 (0) 1 404 1000

Liam O'Mahony, Chief Executive
Harry Sheridan, Finance Director

INTERIM STATEMENT

HIGHLIGHTS

The results highlights for the first six months of 2002 are set out below.

- Sales: euro 4,801 million, up 6.8%
- Operating profit before goodwill and profit on sale of assets : euro 295 million, down 0.2%
- Basic earnings per share before goodwill amortisation: 33.51c, up 1.7%
- Cash earnings per share: 76.59c, up 1.1%

The average number of shares in issue during the first six months of 2002 increased by 6.8% to 522.0 million (2001: 488.6 million) reflecting the full period impact of the March 2001 Rights Issue.

Translation effects in the first six months of 2002 had a negligible impact on profit before tax compared with the first half of 2001, with average US Dollar and Sterling exchange rates in 2002 broadly similar to 2001.

Goodwill amortisation (including share of joint ventures' goodwill) amounted to euro 35.1 million (2001: euro 27.3 million). Spending on acquisitions and investments in the first half of 2002 amounted to euro 607 million (2001: euro 515 million).

DIVIDENDS

The Board has decided to pay an interim dividend of 7.43c per share, an increase of 10% on the 2001 interim dividend of 6.75c. Dividends will be paid on 8th November 2002 to shareholders registered at the close of business on 13th September 2002. A scrip dividend alternative is being offered to shareholders.

REGIONAL REVIEW

REPUBLIC OF IRELAND

	2002 euro m	2001 euro m	% change
Sales	308.8	338.2	-9%
Operating profit	60.4	65.7	-8%
Goodwill amortisation	(0.1)	(0.1)	
Profit on disposal of fixed assets	3.5	14.5	
Trading profit	63.8	80.1	-20%

In line with the slower trends experienced in the second half of last year, volumes of most products declined sharply in the first quarter of 2002 compared with the very strong trading levels of the first three months of 2001. Although the second quarter was adversely affected by poor weather in May and June, demand for our products improved relative to the first quarter, particularly in the housing sector which has responded to taxation changes in the 2001 Government Budget. Activity levels on major infrastructural projects under the National Development Plan also gathered pace in the second quarter. While overall construction activity is estimated to have declined by approximately 10% in the first six months of the year, price improvements across the Group's businesses and production / supply efficiencies in our cement operations resulted in operating margins in the Republic of Ireland being held in line with the first half of 2001.

BRITAIN AND NORTHERN IRELAND

	2002 euro m	2001 euro m	% Change
Sales	329.9	335.4	-2%
Operating profit	29.5	34.7	-15%
Goodwill amortisation	(2.7)	(2.7)	
Profit on disposal of fixed assets	1.2	-	
Trading profit	28.0	32.0	-13%

Ibstock brick volumes in the first half of 2002 benefited from a continuing recovery in market share. However, higher volumes and phased price increases commencing in the second quarter were not sufficient to offset the impact of higher energy costs, and profits declined. The generally positive trend in UK brick delivery levels in the early months of the year reversed somewhat in June when overall volumes weakened. Our UK concrete activities enjoyed strong demand in the roofing and architectural sectors and reported improved profits. The Group's insulation businesses in the UK faced higher input costs resulting in a modest profit decline.

In the **Materials Division**, generally weak activity levels in all sectors resulted in lower profits from our operations in Northern Ireland.

MAINLAND EUROPE

	2002 euro m	2001 euro m	% change
Sales	1,399.1	1,242.4	+13%
Operating profit	93.6	75.4	+24%
Goodwill amortisation	(15.0)	(11.7)	
Profit/(loss) on disposal of fixed assets	3.5	(4.5)	
Trading profit	82.1	59.2	+39%

Trading patterns in Mainland Europe in the first half of 2002 were generally weak.

Overall results for the **Materials Division** were just below last year's level. In Spain, construction activity continued at a high level and our operations generated further strong volume and operating profit advances. Our Polish businesses maintained profits in difficult markets before recording a charge of euro 7 million for a major redundancy programme in the cement operations. In Finland, slower demand resulted in a decline in profits which was partly offset by improved performances from our operations in Estonia and St. Petersburg. Our Swiss operations reported similar results despite some project delays. Overall results benefited from the initial first half contribution from our 25% joint venture interest in Israel's sole cement producer acquired in August 2001.

Our **Products and Distribution Division** reported a strong profit improvement principally reflecting good acquisition contributions.

The acquisition in May of the EHL Group, Germany's leading producer of concrete paving and landscape walling products, contributed strongly to first half results for the *Concrete Products* group with the months of May and June being the peak selling season for EHL's products. The Zoontjens and BMI acquisitions completed in 2001 in the Netherlands and France respectively performed to expectations. However, a sharp slow down in concrete flooring demand in the Netherlands impacted performance and resulted in a rationalisation charge of euro 2 million.

In *Clay Products*, our Dutch operations reported similar results with modest volume and price improvements. In Germany, AKA reported reduced losses following the restructuring measures undertaken in 2001, and was cash neutral for the half year.

In the *Building Products* group, our Insulation activities benefited from 2001 acquisitions Gefinex and ThermiSol while underlying insulation profits were maintained. The Fencing & Security group also maintained profits in tougher markets but overall profits declined for our Daylight & Ventilation activities which were particularly affected by a difficult German market.

Contributions from acquisitions completed in 2001 and 2002 in the Netherlands, Belgium and France boosted profits in the *Distribution* group, which also reported modest underlying improvements most notably from our Max.Mat joint venture in Portugal.

THE AMERICAS

	2002 euro m	2001 euro m	% change
Sales	2,762.8	2,580.2	+7%
Operating profit	111.3	119.7	-7%
Goodwill amortisation	(17.3)	(12.8)	
Profit on disposal of fixed assets	2.1	2.7	
Trading profit	96.1	109.6	-12%

After generally good early-season activity levels, the **Materials Division** was significantly impacted by unseasonably wet weather in May and early June as its main construction season got underway, and overall results for the period declined.

Activity levels were generally strong in the *Northeast* although markets in Vermont and New Hampshire were slower than in 2001. The New York metro market remained strong and first-time winter losses for Mount Hope Rock Products (acquired in April 2001) were lower than anticipated. The *Central* division was worst affected by the wet weather conditions, particularly our operations in Michigan, while Ohio also suffered a decline. In the *Western* division, markets in Iowa and Washington were steady, while construction activity in Utah remained sluggish in a weakening local economy. Initial contributions from acquisitions completed to date this year in the region, principally Nuckolls Concrete Services in Iowa and U.S. Aggregates' operations in Idaho and Utah, were in line with expectations.

The **Products and Distribution Division** benefited from continuing strong residential and RMI demand offset by sharply lower activity in commercial markets.

The *Precast Group* continued to be affected by difficulties in the telecommunications sector and marked reductions in demand in its commercial markets resulting in a profit decline. The *Architectural Products Group* turned in a good underlying performance boosted by strong homecentre demand for its lawn and garden products and the continuing strength in housing. This was augmented by strong contributions from acquisitions, in particular W.R. Bonsal (acquired October 2001) and Anchor Concrete Products (acquired March 2002). Despite the weakness in commercial construction activity, the *Glass Group* performed well in tougher commercial markets with profits only modestly behind last year's levels. The *Distribution Group* reported continuing margin improvement and this, combined with acquisition benefits, resulted in a significant advance in first half profitability.

Despite exceptionally difficult economic conditions in Argentina, our operations reported improved results in local currency terms.

ACQUISITIONS AND DISPOSALS

First half total acquisition and investment expenditure of euro 607 million includes expenditure of euro 155 million on the EHL Group in Germany while the remaining euro 452 million includes the cost of 19 small to medium-sized deals in Europe and North America. Proceeds from disposal of fixed assets amounted to euro 50 million.

FINANCE AND TAXATION

The lower first half interest charge in 2002 reflects interest income on the proceeds of euro 1.1 billion (net of expenses) from the 1 for 4 Rights Issue completed in March 2001 plus the benefits of lower interest rates worldwide, partly offset by the additional financing costs of significant 2001 and first half 2002 development activity. In March 2002, the Group completed a 10-year US$1 billion Global Bond issue which substantially extended the maturity profile of the Group's net debt. This, combined with the benefits of last year's Rights Issue and the Group's strong internal cash flow, places the Group in an exceptionally strong position to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.

Exchange rate movements between year-end 2001 and 30th June 2002 (mainly the weakening of the US Dollar rate) reduced the euro amount of foreign currency net debt by euro 224 million while shareholders' funds were reduced by euro 365 million.

As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.

OUTLOOK

In Ireland, the pick-up in housing activity continues and we anticipate strong levels of infrastructural activity through to the end of the year. While second half year-on-year volume comparisons will benefit from the marked decline seen in the second half of 2001, we expect a decline in construction activity for the year as a whole.

In Britain, the outlook has softened somewhat and while Ibstock price increases should yield greater benefits in the second half, high energy costs remain a challenge.

In Mainland Europe, the weak trends in construction activity - first flagged at the Interim 2001 stage - continue with little or no construction growth forecast in 2002 other than in Iberian markets.

In North America, our Materials operations continue to benefit from a solid infrastructure sector, although good backlogs are somewhat slow in generating activity on the ground and bitumen costs are still running higher than 2001 levels. Ongoing strong residential and RMI activity is supporting our Products and Distribution activities, only partially offset by declines in the commercial sector.

We believe these results demonstrate clearly the merits of our balanced spread of operations across both geographical regions and construction sectors. Conditions in many of our markets are tougher than in recent years and the weaker US Dollar will have an impact for the year as a whole. We continue our determined internal emphasis on cost efficiency, overhead reduction and cash flow generation. We are confident that these efforts, combined with contributions from 2001 and 2002 acquisitions and normal second half weather patterns, will lead to a year of further progress in 2002.

GROUP PROFIT AND LOSS ACCOUNT

	Six months ended 30th June - Unaudited				
	Continuing operations				Year ended
		Acquisitions	Total	Total	31st December
	2002	2002	2002	2001	2001
					Audited
	euro m	euro m	euro m	euro m	euro m
Sales, including share of joint ventures	**4,651.5**	**149.1**	**4,800.6**	4,496.2	10,443.5
Less: share of joint ventures	**(134.2)**	**(0.8)**	**(135.0)**	(78.1)	(236.7)
Group sales	**4,517.3**	**148.3**	**4,665.6**	4,418.1	10,206.8
Cost of sales	**(3,208.7)**	**(108.7)**	**(3,317.4)**	(3,133.8)	(7,023.3)
Gross profit	**1,308.6**	**39.6**	**1,348.2**	1,284.3	3,183.5
Operating costs	**(1,049.6)**	**(17.3)**	**(1,066.9)**	(997.0)	(2,189.9)
Group operating profit	**259.0**	**22.3**	**281.3**	287.3	993.6
Share of joint ventures' operating profit	**13.7**	**(0.2)**	**13.5**	8.2	26.5
Operating profit, including share of joint ventures	**272.7**	**22.1**	**294.8**	295.5	1,020.1
Goodwill amortisation, including share of joint ventures	**(33.6)**	**(1.5)**	**(35.1)**	(27.3)	(60.6)
Profit on disposal of fixed assets, including share of joint ventures	**10.3**	**-**	**10.3**	12.7	16.7
Trading profit, including share of joint ventures	**249.4**	**20.6**	**270.0**	280.9	976.2
Group interest payable (net)			**(70.1)**	(94.3)	(169.7)
Share of joint ventures' net interest			**(4.3)**	(0.7)	(3.6)
Profit on ordinary activities before taxation			**195.6**	185.9	802.9
Taxation on profit on ordinary activities			**(53.0)**	(52.0)	(217.0)
Profit on ordinary activities after taxation			**142.6**	133.9	585.9
Profit applicable to equity minority interests			**(2.8)**	(0.2)	(3.8)
Preference dividends			**-**	-	(0.1)
Profit for the period attributable to ordinary shareholders			**139.8**	133.7	582.0
Dividends paid			**-**	-	(35.3)
Dividends proposed			(38.9)	(35.1)	(84.7)
Profit retained for the financial period			**100.9**	98.6	462.0
Earnings per share for the period					
Basic					
- Including goodwill amortisation			**26.78c**	27.36c	115.32c
- Excluding goodwill amortisation			**33.51c**	32.95c	127.32c
Diluted					
- Including goodwill amortisation			**26.56c**	27.09c	114.25c
- Excluding goodwill amortisation			**33.23c**	32.62c	126.15c
Cash flow per share for the period			**76.59c**	75.79c	213.73c
Dividend per share			**7.43c**	6.75c	23.00c

MOVEMENTS ON PROFIT AND LOSS ACCOUNT

	Six months ended 30th June - Unaudited		Year ended 31st December
	2002	2001	2001 Audited
	euro m	euro m	euro m
At beginning of period	**2,544.5**	1,992.2	1,992.2
Profit retained for the financial period	**100.9**	98.6	462.0
Currency translation effects			
- on results for the period	**(2.8)**	(4.7)	0.5
- on foreign currency net investments	**(362.3)**	243.8	83.5
Goodwill written-back on disposal *	**-**	5.8	6.3
At end of period	**2,280.3**	2,335.7	2,544.5

* *In May 2001, as part of the acquisition of the Gefinex insulation business in Germany, the Group transferred its wholly-owned Vebofoam expanded polystyrene business to Gefinex Jackon, a joint venture in which CRH acquired a 49% stake. The loss recognised on this transfer amounted to euro 5.1 million, including euro 5.8 million of goodwill previously written-off against reserves.*

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended 30th June - Unaudited		Year ended 31st December
	2002	2001	2001 Audited
	euro m	euro m	euro m
Profit for the period attributable to ordinary shareholders	**139.8**	133.7	582.0
Currency translation effects			
- on results for the period	**(2.8)**	(4.7)	0.5
- on foreign currency net investments	**(362.3)**	243.8	83.5
Total recognised gains and losses for the period	**(225.3)**	372.8	666.0

GROUP BALANCE SHEET

	As at 30th June - Unaudited				31st December
	2002		2001		2001 - Audited
	euro m	euro m	euro m	euro m	euro m
Fixed assets					
Intangible asset - goodwill		**1,119.9**		1,062.4	1,153.5
Tangible assets		**5,074.3**		5,182.3	5,150.5
Financial assets					
Joint ventures - share of gross assets	**406.5**		167.3		434.6
- share of gross liabilities	**(164.9)**		(84.4)		(180.2)
- loans to joint ventures	**28.5**		25.4		27.1
Other investments	**24.4**		42.3		34.3
		294.5		150.6	315.8
		6,488.7		6,395.3	6,619.8
Current assets					
Stocks	**1,123.5**		1,093.2		1,002.1
Debtors	**1,824.8**		2,099.8		1,693.0
Cash, short-term deposits and liquid resources	**1,355.8**		1,307.7		1,463.3
	4,304.1		4,500.7		4,158.4
Creditors *(amounts falling due within one year)*					
Bank loans and overdrafts	**544.5**		645.8		503.5
Trade and other creditors	**1,523.7**		1,641.6		1,478.7
Corporation tax	**96.6**		63.8		91.9
Dividends proposed	**38.8**		34.2		84.7
	2,203.6		2,385.4		2,158.8
Net current assets		**2,100.5**		2,115.3	1,999.6
Total assets less current liabilities		**8,589.2**		8,510.6	8,619.4
Creditors *(amounts falling due after more than one year)*					
Loans	**3,138.5**		3,130.4		2,853.5
Deferred acquisition consideration	**179.7**		212.3		173.8
Corporation tax	**41.3**		41.3		50.9
		3,359.5		3,384.0	3,078.2
Capital grants		**15.5**		16.5	15.7
Provisions for liabilities and charges		**601.8**		574.3	655.0
		4,612.4		4,535.8	4,870.5
Capital and reserves					
Called-up share capital					
Equity share capital	**177.9**		176.8		177.3
Non-equity share capital	**1.2**		1.2		1.2
Equity reserves					
Share premium account	**2,027.3**		1,985.9		2,002.5
Other reserves	**9.9**		9.9		9.9
Profit and loss account	**2,280.3**		2,335.7		2,544.5
Shareholders' funds		**4,496.6**		4,509.5	4,735.4
Minority shareholders' equity interest		**115.8**		26.3	135.1
		4,612.4		4,535.8	4,870.5

GROUP CASH FLOW STATEMENT

	Six months ended 30th June - Unaudited 2002 euro m	2001 euro m	Year ended 31st December 2001 - Audited euro m
Net cash inflow from operating activities	**280.0**	146.6	1,383.0
Dividends received from joint ventures	**6.3**	1.6	11.3
Returns on investments and servicing of finance			
Interest received	**25.8**	33.2	62.9
Interest paid	**(83.9)**	(140.6)	(248.3)
Finance lease interest paid	**(0.4)**	(0.1)	(0.5)
Preference dividends paid	**-**	-	(0.1)
	(58.5)	(107.5)	(186.0)
Taxation			
Irish corporation tax paid	**(15.1)**	(14.4)	(15.2)
Overseas tax	**(36.4)**	1.4	(63.9)
	(51.5)	(13.0)	(79.1)
Capital expenditure			
Purchase of tangible assets	**(211.9)**	(246.8)	(452.3)
Less: Capital grants received	**-**	0.1	0.1
New finance leases	**0.8**	0.4	0.1
Disposal of fixed assets	**49.5**	51.7	89.0
	(161.6)	(194.6)	(363.1)
Acquisition and disposal of subsidiary undertakings and joint ventures			
Acquisition of subsidiary undertakings	**(470.2)**	(407.6)	(748.7)
Deferred acquisition consideration	**(35.9)**	(32.3)	(77.8)
Investments in and advances to joint ventures	**(7.5)**	(16.5)	(187.5)
	(513.6)	(456.4)	(1,014.0)
Equity dividends paid	**(70.1)**	(53.7)	(78.9)
Cash outflow before use of liquid resources and financing	**(569.0)**	(677.0)	(326.8)
Cash (outflow) / inflow from management of liquid resources	**(45.8)**	72.7	(53.1)
Financing			
Issue of shares	**5.6**	1,096.4	1,104.7
Issue of preference shares by a subsidiary to minority interests	**-**	-	109.2
Expenses paid in respect of share issues	**(0.1)**	(19.8)	(20.6)
Increase / (decrease) in term debt	**543.6**	(556.3)	(791.4)
Capital element of finance leases repaid	**(3.1)**	(2.1)	(6.6)
	546.0	518.2	395.3
(Decrease) / increase in cash and demand debt in the financial period	**(68.8)**	(86.1)	15.4

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2002	2001	2001
(Decrease) / increase in cash and demand debt in the financial period	**(68.8)**	(86.1)	15.4
Cash (outflow) / inflow from movement in debt	**(540.5)**	558.4	798.0
Cash outflow / (inflow) from management of liquid resources	**45.8**	(72.7)	53.1
Change in net debt resulting from cash flows	**(563.5)**	399.6	866.5
Loans and finance leases, net of liquid resources, acquired with subsidiaries	**(93.4)**	(58.7)	(66.1)
New finance leases	**(0.8)**	(0.4)	(0.1)
	(657.7)	340.5	800.3
Translation adjustment	**224.2**	(189.2)	(74.2)
Movement in net debt for the financial period	**(433.5)**	151.3	726.1
Net debt at 1st January	**(1,893.7)**	(2,619.8)	(2,619.8)
Net debt at end of financial period	**(2,327.2)**	(2,468.5)	(1,893.7)

Supplementary information

1 *Translation of foreign currencies*

These financial statements are presented in euro. Results and cash flows of subsidiary and joint venture undertakings based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary and joint venture undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in retained profits, net of differences on related currency borrowings. Any other translation differences are included in arriving at trading profit.

Rates used for translation of results and balance sheets into euro were as follows:

	Average			**Period ended**		
	Six months ended 30th June		Year ende 31st Decembe	**30th June**		31st December
euro 1 =	**2002**	2001	2001	**2002**	2001	2001
US Dollar	**0.8979**	0.8983	0.8956	**0.9975**	0.8480	0.8901
Pound Sterling	**0.6217**	0.6237	0.6218	**0.6498**	0.6031	0.6120
Polish Zloty	**3.6679**	3.6321	3.6721	**4.0598**	3.3696	3.4953
Swiss Franc	**1.4690**	1.5308	1.5104	**1.4721**	1.5228	1.4774
Argentine Peso	**2.4395**	0.8983	0.8956	**3.7870**	0.8480	1.4019

2 *Geographical analysis*

Sales

	Six months ended 30th June - Unaudited				Year ended 31st December 2001	
	2002		2001		Audited	
	euro m	**%**	euro m	%	euro m	%
Analysis by destination						
Republic of Ireland	**308.8**	**6.4**	338.2	7.5	703.6	6.7
Britain and Northern Ireland	**329.9**	**6.9**	335.4	7.5	680.0	6.5
Mainland Europe	**1,399.1**	**29.1**	1,242.4	27.6	2,652.2	25.4
The Americas	**2,762.8**	**57.6**	2,580.2	57.4	6,407.7	61.4
Sales, including share of joint ventures	**4,800.6**	**100**	4,496.2	100	10,443.5	100
Less: share of joint ventures	**(135.0)**		(78.1)		(236.7)	
Group sales	**4,665.6**		4,418.1		10,206.8	
Analysis by origin						
Republic of Ireland	**322.0**	**6.7**	355.8	7.9	736.9	7.1
Britain and Northern Ireland	**324.0**	**6.7**	327.3	7.3	664.8	6.4
Mainland Europe	**1,392.1**	**29.0**	1,233.6	27.4	2,635.7	25.2
The Americas	**2,762.5**	**57.6**	2,579.5	57.4	6,406.1	61.3
Sales, including share of joint ventures	**4,800.6**	**100**	4,496.2	100	10,443.5	100
Less: share of joint ventures	**(135.0)**		(78.1)		(236.7)	
Group sales	**4,665.6**		4,418.1		10,206.8	

Operating profit

Six months ended 30th June - Unaudited

	2002					2001				
		perating profit	Goodwill	Profit on disposal	Trading profit		Operating profit	Goodwill	Profit on disposal	Trading profit
	%	euro m	euro m	euro m	euro m	%	euro m	euro m	euro m	euro m
Analysis by destination										
Republic of Ireland	20.	60.4	(0.1)	3.5	63.8	22.	65.7	(0.1)	14.5	80.1
Britain and Northern Ireland	10.	29.5	(2.7)	1.2	28.0	11.	34.7	(2.7)	-	32.0
Mainland Europe	31.	93.6	(15.0)	3.5	82.1	25.	75.4	(11.7)	(4.5)	59.2
The Americas	37.	111.3	(17.3)	2.1	96.1	40.	119.7	(12.8)	2.7	109.6
Total including joint ventures	10	294.8	(35.1)	10.3	270.0	100	295.5	(27.3)	12.7	280.9
Less: share of joint ventures		(13.5)	1.6	(0.3)	(12.2)		(8.2)	0.2	-	(8.0)
Total excluding joint ventures		281.3	(33.5)	10.0	257.8		287.3	(27.1)	12.7	272.9
Analysis by origin										
Republic of Ireland	21.	62.7	(0.1)	3.5	66.1	23.	68.2	(0.1)	14.5	82.6
Britain and Northern Ireland	9.	26.5	(2.7)	1.2	25.0	10.	31.9	(2.7)	-	29.2
Mainland Europe	32.	94.3	(15.0)	3.5	82.8	25.	75.7	(11.7)	(4.5)	59.5
The Americas	37.	111.3	(17.3)	2.1	96.1	40.	119.7	(12.8)	2.7	109.6
Total including joint ventures	100	294.8	(35.1)	10.3	270.0	100	295.5	(27.3)	12.7	280.9
Less: share of joint ventures		(13.5)	1.6	(0.3)	(12.2)		(8.2)	0.2	-	(8.0)
Total excluding joint ventures		281.3	(33.5)	10.0	257.8		287.3	(27.1)	12.7	272.9

Year ended 31st December 2001 – Audited

		Operating profit	Goodwill	Profit on disposal	Trading profit
	%	euro m	euro m	euro m	euro m
Analysis by destination					
Republic of Ireland	13.	133.9	(0.2)	16.5	150.2
Britain and Northern Ireland	6.	61.8	(5.2)	4.9	61.5
Mainland Europe	18.	192.4	(25.2)	(4.0)	163.2
The Americas	62.	632.0	(30.0)	(0.7)	601.3
Total including joint ventures	100	1,020.1	(60.6)	16.7	976.2
Less: share of joint ventures		(26.5)	1.4	(0.4)	(25.5)
Total excluding joint ventures		993.6	(59.2)	16.3	950.7
Analysis by origin					
Republic of Ireland	13.	140.0	(0.2)	16.5	156.3
Britain and Northern Ireland	5.	56.5	(5.2)	4.9	56.2
Mainland Europe	18.	191.7	(25.2)	(4.0)	162.5
The Americas	61.	631.9	(30.0)	(0.7)	601.2
Total including joint ventures	100	1,020.1	(60.6)	16.7	976.2
Less: share of joint ventures		(26.5)	1.4	(0.4)	(25.5)
Total excluding joint ventures		993.6	(59.2)	16.3	950.7

3 *Earnings per share*

The computation of basic and diluted earnings per share is set out below:

	Six months ended 30th June - Unaudited		Year ended
	2002	2001	31st December 2001
			Audited
	euro m	euro m	euro m
Numerator for basic and fully diluted earnings per share			
Profit for the period attributable to ordinary shareholders	**139.8**	133.7	582.0
Goodwill amortisation	**35.1**	27.3	60.6
Attributable profit, excluding goodwill amortisation	**174.9**	161.0	642.6
Denominator for basic earnings per share			
Weighted average number of shares (millions) in issue (i)	**522.0**	488.6	504.7
Effect of dilutive potential Ordinary Shares (employee share options)	**4.3**	5.0	4.7
Denominator for diluted earnings per share	**526.3**	493.6	509.4
Basic earnings per Ordinary Share	**euro cent**	euro cent	euro cent
- Including goodwill amortisation	**26.78**	27.36	115.32
- Excluding goodwill amortisation (ii)	**33.51**	32.95	127.32
Diluted earnings per Ordinary Share			
- Including goodwill amortisation	**26.56**	27.09	114.25
- Excluding goodwill amortisation (ii)	**33.23**	32.62	126.15

(i) In March 2001, 103,622,311 new Ordinary Shares were issued at €10.50 per share on the basis of one new Ordinary Share for every four existing Ordinary Shares under the terms of a Rights Issue. The average number of shares in issue for the six months ended 30th June 2002 reflects the inclusion of the new Rights shares for the full period, compared with three months in the corresponding period of 2001.

(ii) Interim and full year 2001 earnings per Ordinary Share figures excluding goodwill amortisation presented here for comparative purposes have been adjusted to add back CRH's share of goodwill amortisation relating to joint ventures. In the Interim 2001 and Preliminary Full Year 2001 results announcements, earnings per share figures excluding goodwill (32.91c and 127.05c respectively) were computed by adding back only subsidiaries' goodwill amortisation.

4 *Movements in shareholders' funds*

	Six months ended 30th June - Unaudited		Year ended
	2002	2001	31st December 2001
			Audited
	euro m	euro m	euro m
At beginning of period	**4,735.4**	3,075.1	3,075.1
Profit retained for the financial period	**100.9**	98.6	462.0
Currency translation effects			
- on results for the period	**(2.8)**	(4.7)	0.5
- on foreign currency net investments	**(362.3)**	243.8	83.5
Issue of ordinary share capital (net of expenses)	**25.4**	1,090.9	1,108.0
Goodwill written-back on disposal of subsidiary	**-**	5.8	6.3
At end of period	**4,496.6**	4,509.5	4,735.4

5 *Summarised cash flow*

The table below summarises the Group's cash flows for the six months ended 30th June 2002 and 30th June 2001 and for the full year ended 31st December 2001.

	Six months ended 30th June - Unaudited		Year ended 31st December 2001
	2002	2001	Audited
Inflows	**euro m**	euro m	euro m
Profit before tax	**196**	186	803
Depreciation	**225**	209	436
Goodwill amortisation, excluding joint ventures	**34**	27	59
Disposals	**50**	52	89
Share issues (net of expenses)	**25**	1,091	1,108
Issue of preference shares in subsidiary to minority	**-**	-	109
	530	1,565	2,604
Outflows			
Working capital movement	**214**	363	61
Capital expenditure	**211**	247	452
Acquisitions and investments	**607**	515	1,080
Dividends	**90**	68	103
Tax paid	**52**	13	79
Other	**13**	19	29
	1,187	1,225	1,804
Net (outflow) / inflow	**(657)**	340	800
Translation adjustment	**224**	(189)	(74)
(Increase) / decrease in net debt	**(433)**	151	726

6 *Key components of first half 2002 performance*

euro million	H1 2001	Exchange translation effects	Incremental effect in 2002 of acquisitions and investments completed during 2001	2002	Disposed usinesse	Benefits of 2001 Rights Issue	Incremental effect in 2002 of rationalisation costs charged in 2001	2002	Ongoing operations	H1 2002
Sales	4,496	(8)	341	149	(28)	-	-	-	(149)	4,801
Operating profit	296	(1)	22	22	-	-	6	(9)	(41)	295
Goodwill amortisation	(27)	-	(6)	(2)	-	-	-	-	-	(35)
Profit on disposals	12	-	-		-	-	-	-	(2)	10
Trading profit	281	(1)	16	20	-	-	6	(9)	(43)	270
Finance costs	(95)	1	(23)	(7)	-	13	-	-	37	(74)
Profit before tax	186	-	(7)	13	-	13	6	(9)	(6)	196
Change		-	*-4%*	*+7%*	-	*+7%*	*+3%*	*-5%*	*-3%*	*+5%*

7 *Other*

		Six months ended 30th June		Year ended
			Unaudited	31st December 2001
		2002	2001	Audited
EBITDA interest cover (times)	- six months to 30th June	**7.4**	5.4	n/a
	- rolling 12 months	**10.0**	6.6	8.5
EBIT interest cover (times)	- six months to 30th June	**3.7**	2.9	n/a
	- rolling 12 months	**6.4**	4.4	5.6

EBITDA = earnings before interest, tax, depreciation and goodwill amortisation, excluding share of joint ventures

EBIT = earnings before interest and tax, excluding share of joint ventures

	2002	2001	2001
Average shares in issue (millions)	**522.0**	488.6	504.7
Net dividend per share (cent)	**7.43**	6.75	23.00
Dividend cover (times)	**3.59**	3.81	4.85
Depreciation charge - euro m	**224.9**	209.3	436.1
Goodwill amortisation charge, subsidiaries - euro m	**33.5**	27.1	59.2
Goodwill amortisation charge, joint ventures - euro m	**1.6**	0.2	1.4
Net debt - euro m	**2,327.2**	2,468.5	1,893.7
Debt ratio	**51%**	54%	40%
Debt to market capitalisation at period-end	**26%**	24%	18%

8 *Distribution of Interim Report*

These Interim Results are available on the Group's website (www.crh.com). A printed copy will be posted to shareholders on Thursday, 5th September 2002 and will be available to the public from that date at the Company's registered office. Details of the Scrip Dividend Offer in respect of the Interim 2002 dividend will be posted to shareholders on Thursday, 26th September 2002.